Mail Stop 3561

                                                               September 29,
2020


     Shanchun Huang
     Chief Executive Officer
     Future FinTech Group Inc.
     2103 Tower A, SK Plaza
     A6 JianGuoMenWai Avenue
     Chaoyang District
     Beijing, P.R. China 100022

             Re:   Future FinTech Group Inc.
                   Amendment No. 1 to Registration Statement on Form S-3 Filed August 24, 2020
                   File No. 333-224686

     Dear Mr. Huang:

             We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comment are to the comments in our February 7, 2019 letter.

     Registration Statement on Form S-3

         1. We note your response to prior comment 3 and your indication that
you    didn   t purchase
            the 20,000,000 of the INU Tokens.    The disclosure in your annual
report on Form 10-K
            for the period ended December 31, 2019 suggests otherwise on pages 50 and 56 where you discuss impairment to your long term investments, attributable mainly to the INU
            Digital Asset Token and 10% equity investment in InUnion Chain Limited. Also, your most recent quarterly report on Form 10-Q for the period ended June 30, 2020 indicates that you continue to hold these long term investments. Please advise.
 Shanchun Huang
Future FinTech Group Inc.
September 29, 2020
Page 2

    2. Elaborate upon your cross-border e-commerce platform (NONOGIRL), which you state will be formally launched in the third quarter of 2020.

    3. Clarify the business of DCON. You describe it as a    technical service
and support for
       real name and blockchain based assets,    however, your Form 10-Q for
the period ended
       June 30, 2020 describes DCON as a    digital payment system.    Please
revise your
       disclosure to elaborate upon this aspect of your business and, in doing so, clarify whether
       DCON operates a digital payment system.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3564 with any other questions.


                                                            Sincerely,

                                                            /s/ Mara L. Ransom

                                                            Mara L. Ransom
                                                            Office Chief
                                                            Office of Trade &
Services